UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K
             [ ] Form 20-F
             [X] Form 11-K
             [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: 12/31/2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:   THE PROCTER & GAMBLE COMPANY

Name of Plan: EMPLOYEE SAVINGS AND THRIFT PLAN (Saudi Arabia)

Address of Principal Executive Office:  One Procter & Gamble Plaza

City, State and Zip Code:  Cincinnati, OH 45202

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonble detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed

The registrant has filed S-8 registration statements for a number of employee benefit plans administered by the registrant for employees throughout the world, including an S-8 registration statement for the Plan. Each year, the registrant files the necessary 11-K filing for the Plan in accordance with SEC rules and regulations. This year, due to unforeseen circumstances beyond the control of the registrant in obtaining the information necessary to perform the annual audit of the Plan in a timely manner, the registrant was unable to obtain certified financial statements in a timely manner and will be unable to file the 11-K for the Plan without unreasonable effort and expense. The registrant fully intends to file the 11-K within the timeframe mandated by Rule 12b-25.


PART IV -- OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     E.J. Wunsch
     513-983-4370


(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] YES [ ] NO
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] YES  [X] NO

--------------------------------------------------------------------------------
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------
                          THE PROCTER & GAMBLE COMPANY
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 03/31/2003          By:  /s/SHARON E. ABRAMS
      -------------            ----------------------------------------
                                Sharon E. Abrams, Secretary